Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

NuStar GP Holdings, LLC:

We consent to the incorporation by reference in the registration statement (No. 333-137150) on Form S-8, of NuStar GP Holdings, LLC of our report dated February 28, 2008, with respect to the consolidated balance sheets of NuStar GP Holdings, LLC as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and members’ equity for each of the years in the three year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007, annual report on Form 10-K of NuStar GP Holdings, LLC.

San Antonio, Texas

February 28, 2008